600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
June 15, 2006
BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
Attn: Tangela Richter

Re:	Valero GP Holdings, LLC Amendment No. 1 to Registration Statement on Form S-1 File No. 333-132917
Dear Ms. Richter:
     Set forth below are the responses of Valero GP Holdings, LLC, a Delaware limited liability company (“Valero GP Holdings”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated June 11, 2006, with respect to Amendment No. 1 to Valero GP Holdings’ Registration Statement on Form S-1 (File No. 333-132917) (the “Amendment No. 1”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that we are filing today via EDGAR.
Summary of Conflicts of Interest, page 14
1.	We note your response to comment 7. We also note your disclosure that “Valero Energy currently intends to reduce and ultimately sell all its ownership interest in [you], pending market conditions.” Please, by way of example, describe the type of market conditions that may prompt Valero Energy’s divestiture.

Response:	Valero Energy, in evaluating its decision of whether to further divest its ownership interest in Valero GP Holdings, will take into account, among other things, whether such divestiture is economically attractive to Valero Energy. For example, if the then current market price of the publicly traded units of Valero GP
Austin      Beijing      Dallas      Houston      London      Los Angeles      New York      The Woodlands      Washington, DC

Holdings exceeds the intrinsic value of Valero GP Holdings, as determined by Valero Energy in its sole discretion, Valero Energy may be inclined to further divest its ownership interest in Valero GP Holdings. We have expanded the disclosure on pages 14 and 149 to include this example.
Risk Factors, page 21
Our company will initially only have three directors ..., page 29
2.	We note your response to comment 18. Please discuss why government rating agencies might view negatively the small size of the board and the two-director quorum.

Response:	We intend to have a four person board immediately upon closing of our initial public offering, including three independent directors. A quorum would constitute three directors, which in all cases would include two independent directors. We also intend to have a nominating and governance committee. As a result, we believe the risks discussed in the risk factor on page 29 of Amendment No. 1 are no longer present and we have removed such risk factor accordingly. Please also see page 127.
Liquidity and Capital Resources, page 82
3.	We note your response to comment 29 and reissue the comment in part. Please disclose whether you anticipate further lowering of the incentive distribution rights.

Response:	We have added disclosure on pages 69 and 88 to clarify that neither Valero GP Holdings nor Valero L.P. currently anticipates a further lowering of the incentive distribution rights.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67
Valero L.P., page 72
Other, page 91
4.	We note that if Valero Energy or an investment grade entity’s ownership interest in the registrant decreases below 51%, the indentures for Valero Logistic Operations’ senior notes require Valero Logistic to offer to repurchase the outstanding senior notes. Please disclose, if known, the risks that the note holders intended to deflect by including such requirement in the indentures.

Response:	The provision was not required by the note holders; instead, the provision was inserted into the indenture at the request of a rating agency to ensure that the rating agency would be able to assign the same credit rating to the notes that the rating agency would assign to the debt of Valero Energy Corporation, which at the time of the original issuance of the notes in 2002 was responsible for approximately 99% of Valero L.P.’s revenue.
* * * * *
     Please do not hesitate to call the undersigned at (713) 220-4322 with any comments or questions regarding this letter or the above-referenced Registration Statement.
Very truly yours,
/s/ Gislar Donnenberg
Enclosures

cc:	Clay Killinger — Valero Energy Corporation
Bradley C. Barron — Valero GP Holdings, LLC
Thomas R. Shoaf — Valero L.P.
R. Joel Swanson — Baker Botts L.L.P.

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